SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FIRST COMMUNITY BANK

CORPORATION OF AMERICA

(Name of Issuer)

Common Stock, $0.08 par value

(Title of Class of Securities)

31985E 20 2

(CUSIP Number)

Richard Pearlman

Igler & Dougherty, P.A.

1501 Park Avenue East

Tallahassee, FL 32301

(850) 878-2411

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 6, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No, 31985E 20 2	Page 2 of 5 pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Kenneth P. Cherven

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* SC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 125,000 8. Shared Voting Power 0 9. Sole Dispositive Power 125,000 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 125,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 6.28%

14.	Type of Reporting Person IN

CUSIP No, 31985E 20 2	Page 3 of 5 pages

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.08 per share (the “Common Stock”), of First Community Bank Corporation of America, a Florida corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 9001 Belcher Road, Pinellas Park, Florida 33782.

Item 2. Identity and Background

(a)	This statement is filed on behalf of Kenneth P. Cherven.

(b)	Mr. Cherven’s business address is 9001 Belcher Road, Pinellas Park, Florida 22782.

(c)	Mr. Cherven is President and CEO of the Issuer and its wholly owned subsidiary First Community Bank of America.

(d)	During the last five years, Mr. Cherven has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Cherven has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Mr. Cherven is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Considerations

Mr. Cherven received all of the shares of Common Stock pursuant to options awarded pursuant to his employment contract on January 1st 2001.

Item 4. Purpose of Transaction

The purpose of the acquisition of the securities of the Issuer is investment. Mr. Cherven has no plans personally which would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

CUSIP No, 31985E 20 2	Page 4 of 5 pages

(f)	Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	Mr. Cherven beneficially owns 125,000 shares of Common Stock of the Issuer which equals 6.28% of the total outstanding shares. Of those shares, 6,250 are in the form of common stock and 118,750 are in the form of stock options.

(b)	Mr. Cherven has sole power to vote and to dispose of all of the subject shares.

(c)	None.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No agreements exist with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Not applicable.

CUSIP No, 31985E 20 2	Page 5 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date: October 14, 2003

/s/ Kenneth P. Cherven